UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C. 20549


                                    SCHEDULE 13G


                     Under the Securities Exchange Act of 1934

                                 (Amendment No. 6 )
                                               --


                             Publix Super Markets, Inc.
                             --------------------------
                                  (Name of Issuer)

                      Common Stock, Par Value $1.00 Per Share
                      ---------------------------------------
                           (Title of Class of Securities)


                                        None
                                        ----
                                   (CUSIP Number)


                                December 31, 2001
                                -----------------
                  (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   |_|  Rule 13d-1(b)

   |_|  Rule 13d-1(c)

   |X|  Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.









                               Page 1 of 4 Pages

                                 SCHEDULE 13G
CUSIP No.    None                                           Page 2 of 4 Pages
             ----                                               --    --



1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      Nancy E. Jenkins     ###-##-####

2     Check the Appropriate Box if A Member of a Group

                                                              (a) ____
                                                              (b) ____

3     SEC Use Only


4     Citizenship or Place of Organization

      United States


Number of
Shares               5  Sole Voting Power             14,638,789
Beneficially
Owned By             6  Shared Voting Power                    0
Each
Reporting            7  Sole Dispositive Power        14,638,789
Person
With:                8  Shared Dispositive Power               0


9     Aggregate Amount Beneficially Owned by Each Reporting Person

      14,638,789


10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      Not applicable.


11    Percent of Class Represented by Amount in Row (9)

      7.43%


12    Type of Reporting Person

      IN

                                        SCHEDULE 13G
CUSIP No.    None                                           Page 3 of 4 Pages
             ----                                               --    --

Item 1(a).  Name of Issuer:

            Publix Super Markets, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1936 George Jenkins Boulevard, Lakeland, FL 33815

Item 2(a).  Name of Person Filing:

            Nancy E. Jenkins

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            1936 George Jenkins Boulevard, Lakeland, FL 33815

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, Par Value $1.00 Per Share

Item 2(e).  CUSIP Number:

            None

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person is a:

            None

Item 4.     Ownership
-------     ---------

            Information regarding ownership of common stock of the Company:

           (a)   Amount beneficially owned:  14,638,789

           (b)   Percent of class:  7.43%

           (c)   Number of shares as to which the person has:

                (i)   Sole power to vote or direct the vote:  14,638,789

                (ii)  Shared power to vote or to direct the vote:  0

                (iii) Sole power to dispose or to direct the disposition of:
                      14,638,789

                (iv)  Shared power to dispose or to direct the disposition of:  0

                                        SCHEDULE 13G
CUSIP No.    None                                           Page 4 of 4 Pages
             ----                                               --    --

Item 5.  Ownership of Five Percent or Less of a Class
-------  --------------------------------------------

      Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
-------  ---------------------------------------------------------------

      Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------  ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company
         --------------------------------------------------------

      Not applicable.

Item 8.  Identification and Classification of Members of the Group
-------  ---------------------------------------------------------

      Not applicable.

Item 9.  Notice of Dissolution of Group
-------  ------------------------------

      Not applicable.

Item 10. Certification
-------  -------------

      Not applicable.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 14, 2002


                                     /s/ Nancy E. Jenkins
                                     --------------------
                                     Nancy E. Jenkins